Via Edgar

April 18, 2025

Aliya Ishmukhamedova and Jeff Kauten

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lakeshore Acquisition III Corp.
Registration Statement on Form S-1
Filed April 4, 2025
File No. 333-286395

Dear Ms. Ishmukhamedova and Mr. Kauten:

On behalf of our client, Lakeshore Acquisition III Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 11, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Registration Statement on Form S-1

Dilution, page 76

1.

We note your disclosure in the introductory language here, and elsewhere in the filing, that no value has been attributed to the rights and that the calculation does not reflect any dilution associated with the conversion of rights. This disclosure does not appear to be consistent with your calculation, which appears to contemplate the dilutive impact of the conversion of the public and private rights. Please revise.

Response: The disclosure on page 76 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner